KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com September 17, 2013	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

MARK A. ELLIS

mark.ellis@kutakrock.com

(402) 231-8744

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Katherine Hsu

Re:	First National Funding LLC
Registration Statement on Form S-3
Filed July 24, 2013
File No. 333-190096 and 333-190096-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on July 24, 2013.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Timothy D. Hart, dated August 14, 2013. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Form of Prospectus Supplement

Risk Factors, page S-17

1.	Since the Depositor is an affiliate of the Bank, and the Servicer is the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Depositor is the obligated party to identify the ineligible receivables, and the Bank is the obligated party to repurchase.

KUTAK ROCK LLP

Securities and Exchange Commission

September 17, 2013

Response: We respectfully submit that the Registrant does not believe that additional disclosure is needed in the Risk Factors section since the Indenture Trustee has the right to identify ineligible receivables to the Depositor and these ineligible receivables would be automatically reassigned to the Depositor (not the Bank as stated in the comment) without the need for any action by the Depositor or the Bank. The repurchase of receivables is addressed in Sections 2.04(d)(i), (ii) and (iii) of the First Amended and Restated Transfer and Servicing Agreement included as Exhibit 4.4 of the Registration Statement (the “TSA”) (We note that the Depositor is referred to as the “Transferor” under the TSA). Pursuant to Section 2.04(d)(i) of the TSA “upon the earlier to occur of the discovery of such breach or event by Transferor or Servicer or receipt by Transferor of written notice of such breach or event given by Indenture Trustee, Receivables of the Account containing such ineligible Receivable shall be automatically reassigned to Transferor on the terms and conditions set forth in subsection 2.04(d)(iii).” (Emphasis added.) Section 2.04(d)(ii) of the TSA contains the following provision similar to Section 2.04(d)(i): “upon the expiration of 60 days from the earlier to occur of the discovery of any such event by either Transferor or Servicer, or receipt by Transferor of written notice of any such event given by Indenture Trustee, the Receivables of the Account containing such ineligible Receivable shall be reassigned to Transferor on the terms and conditions set forth in subsection 2.04(d)(iii)….” (Emphasis added.) Section 2.04(d)(iii) of the TSA provides in part that “[w]hen the provisions of subsection 2.04(d)(i) or (ii) above require reassignment of a Receivable, Transferor shall accept reassignment of such Receivable (an “Ineligible Receivable”)…. Upon the reassignment to Transferor of an Ineligible Receivable, Issuer shall automatically and without further action be deemed to transfer, assign, set over and otherwise convey to Transferor, without recourse, representation or warranty, all the right, title and interest of Issuer in and to such Ineligible Receivable….” (Emphasis added.) Section 2.04(d)(iii) of the TSA further provides for the automatic transfer and assignment of an ineligible receivable to the Transferor.

Review of Pool Asset Disclosure, page S-29

2.	We note your statement that Rule 193 Information was reviewed and approved by the Bank’s officers and employees. Please revise to provide an understanding of whether the Depositor reviewed Rule 193 Information for all the receivables in the trust portfolio, or whether sampling was used in the Depositor’s review process. If sampling was used, please revise to disclose the size of the sample and criteria used to select the receivables that were sampled. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Response: Page S-29 of the Prospectus Supplement has been revised pursuant to this comment. The Registrant advises that no sampling for Regulation AB purposes was used in such review.

KUTAK ROCK LLP

Securities and Exchange Commission

September 17, 2013

Prospectus

Description of the Notes – Representations and Warranties, page 30

3.	We note your statement that the Depositor may transfer receivables to the trust that are subject to tax liens so long as one of three conditions is satisfied. However, only two conditions were described in the Prospectus. Please revise or advise.

Response: Page 31 of the Base Prospectus has been revised to indicate there are only two conditions.

The Bank’s Credit Card Activities – Underwriting, page 18, and The Receivables Purchase Agreement – Covenants, page 68

4.	We note your disclosure that the underwriters have the authority to override the minimum standards for all applications. We also note your disclosure that the Bank may change the terms and provisions of the credit card agreements or policies and procedures. Please revise, where appropriate, to comply with Item 1111(a)(8).

Response: Page 18 of the Base Prospectus has been revised to clarify the underwriting process employed in reviewing applications. Page 68 of the Base Prospectus has been revised to clarify that the Bank’s ability to change the terms and conditions with respect to its credit card customers, as is customary in the industry, and is not related to underwriting criteria, policies or procedures related to the Receivables.

Where You Can Find More Information, page 86

5.	Please identify the Commission file numbers of the entities under which reports about the notes will be filed with the Commission. Refer to Item 1118(b)(1).

Response: Page 86 of the Base Prospectus has been revised to include this information.

KUTAK ROCK LLP

Securities and Exchange Commission

September 17, 2013

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis

Mark A. Ellis

cc:	Ms. Karlyn M. Knieriem
Mr. Matt Senden
Ms. Julie A. Gillespie
Ms. Lindsay O’Neill
Ms. Dianne E. Pierson